U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 5TH AVE STE 2416

NEW YORK, NY 10019-6108

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Entry Into Material Definitive Agreements

On May 24th, 2023, Fresh2 Group Limited (the “Company” or “Registrant”), through its subsidiary Foodbase Group Inc. (“Foodbase”) entered into an Interest Purchase Agreement with Mr. Haohan Xu (“Mr. Xu”), the CEO of the Company, and Nassau Enterprises LLC, a Delaware limited liability company (“Nassau”), of which Mr. Xu was the sole member, manager and CEO, whereby Foodbase purchased 19.64% of the membership interests in Nassau from Mr. Xu for one dollar. The transaction closed on May 24th, 2023. After the closing, Mr. Xu holds 8,036 voting units in Nassau, representing 80.36% of the outstanding membership interests in Nassau.

On May 24th, 2023, Foodbase entered into an Amended and Restated Operating Agreement with Nassau and Mr. Xu, whereby Foodbase agreed to contribute $5,500,000 in cash to Nassau, provided that Nassau will complete the purchase of 100% equity interests in SLV Windfall Group LLC, Windfall SLV Development LLC and SLV Windfall Management, LLC, respectively.

EXHIBIT INDEX

Exhibit	Description
10.1	Interest Purchase Agreement dated May 24, 2023.
10.2	Amended and Restated Operating Agreement dated May 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: July 7, 2023

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